UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V. (GAP)

ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2008

Guadalajara, Jalisco, Mexico, April 24, 2008 - Grupo Aeroportuario Del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today reported its results for the quarter ended March 31, 2008. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards in Mexico (MFRS). All peso amounts are presented in nominal pesos as of March 31, 2008, except for the figures for the first quarter of 2007, which are expressed in constant pesos as of December 31, 2007 according to changes in MFRS B-10 “Effects of inflation”, explained in this document.

Highlights for 1Q08 vs. 1Q07:

•

Revenues increased 13.1% (by Ps. 110.4 million), due to a Ps. 81.1 million (11.8%) increase in revenues from aeronautical services and a Ps. 29.3 million (19.0%) increase in revenues from non-aeronautical services, which represented 73.5% and 26.5%, respectively, of the total increase in revenues.

•

Revenues from aeronautical services increased due primarily to higher revenues from passenger charges, which rose 13.9% (by Ps. 78.7 million) from Ps. 566.1 million in the first quarter of 2007 to Ps. 644.8 million in the first quarter of 2008, while non-aeronautical revenues also rose due principally to an increase in revenues from vehicle parking services.

•	Passenger traffic increased 11.3% and workload units (WLUs)[1] increased 10.3%.

•	Cost of services increased 14.3%, and as a percentage of revenues and WLUs, it increased 1.0% and 3.6%, respectively.

•	As a result of the increase in revenues, the cost of government concession taxes increased 13.2% and the technical assistance fee increased 12.6%.

•	Operating income increased Ps. 67.5 million, or 16.3%.

•	Adjusted EBITDA[2] increased Ps. 76.5 million, or 12.8%.

•

Net income increased Ps. 148.0 million, or 51.7%, due to the improved operating margin, as well as the 42.8% decrease in income taxes, compared to the first quarter of 2007. The decrease in income taxes was principally originated by the decrease of deferred income tax, due to changes in MFRS B-10 “Effects of Inflation” which is explained ahead.

_________________________

1 Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

2 We define Adjusted EBITDA as operating income plus depreciation and amortization. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. Adjusted EBITDA is not defined under U.S. GAAP, and may be calculated differently by different companies.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona
Rodrigo Guzman, Chief Financial Officer	Peter Majeski
Grupo Aeroportuario Del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

***

Operating Results

During the first quarter of 2008, the Company reported an 11.3% increase in total terminal passengers. The increase was driven by a 12.8% increase in the number of domestic terminal passengers, and a 9.1% increase in the number of international terminal passengers.

During the first quarter of 2008 domestic passenger traffic experienced a net increase of 440.8 thousand passengers, mainly at the Guadalajara, Los Cabos, Tijuana, Puerto Vallarta, Hermosillo, Mexicali and Aguascalientes airports.

Domestic passenger traffic rose by 199.6 thousand at the Guadalajara airport, 66.1 thousand at the Los Cabos airport, 63.7 thousand at the Tijuana airport, 53.8 thousand at the Puerto Vallarta airport, 21.8 thousand at the Hermosillo airport, 17.4 thousand at the Mexicali airport and 16.0 thousand at the Aguascalientes airport (for a total increase of 438.4 thousand passengers at these airports).

In the case of the Guadalajara, Tijuana, Hermosillo, Mexicali and Aguascalientes airports, the increases in traffic were mainly driven by the opening of new routes and frequencies by low-cost carriers (LCCs: including Alma, Interjet, Volaris, Click, A Volar and VivaAerobus) that have generated an increase in the number of seats offered. In the case of the Los Cabos and Puerto Vallarta airports, the increase in the number of passengers mainly reflected the increase in popularity of our main tourist destinations among domestic passengers and the initiation of operations of low-cost carriers at those airports.

Certain airports experienced declines in traffic. At the Guanajuato airport, this decrease was mainly due to a reduction in traffic on routes to and from Tijuana and Toluca. The decrease in traffic at Tijuana was due to a substitution effect experienced in 2007, when many passengers chose to travel to the Southern California area from that airport, to take advantage of lower introductory pricing by the LCCs. These promotions have not been continued in 2008, and as a result passengers have been choosing to fly to the U.S. directly. At the Toluca airport, the decline in passenger traffic was due to the fact that Volaris ceased operating to Toluca.

In the case of the Los Mochis airport, first quarter passenger traffic decreased principally due to a reduction in traffic on routes to and from Guadalajara, Tijuana and Ciudad Obregón.

During the first quarter of 2008, the LCCs transported a total of 1.8 million domestic passengers (46.83% of GAP’s domestic traffic) to and from the Company’s 12 airports. As of March 31, 2008, these six airlines offered a total of 1,044 weekly frequencies and 68 routes at GAP’s airports.

GAP 1Q08	Page 2 of 16

International passenger traffic posted a net increase of 202.8 thousand terminal passengers for the first quarter of 2008, compared to the same period in 2007, mainly due to increases at the Guadalajara, Puerto Vallarta, Los Cabos and Guanajuato airports. Only the Morelia and Manzanillo airports reported decreases in traffic.

The Puerto Vallarta airport experienced an increase of 76.9 thousand passengers, followed by Guadalajara with 64.8 thousand passengers, Los Cabos with 50.7 thousand passengers and Guanajuato with 11.5 thousand passengers (for a total increase of 203.9 thousand passengers). The airports of Morelia and Manzanillo experienced traffic declines of 6.3 thousand passengers and 4.7 thousand passengers, respectively.

In the case of Guadalajara, the growth was principally due to the recovery of passengers on the routes to and from Los Angeles, Chicago (O’Hare), Phoenix, Atlanta, Chicago (MDW), Portland, Fresno, Sacramento and San Francisco. Traffic on these routes decreased in the first quarter for 2007 due to the substitution effect mentioned above owing to promotions from the LCCs on flights from Tijuana to U.S. destinations. Additionally, there was growth in traffic on routes that were not in operation during the first quarter of 2007, such as those to Panama and Bakersfield.

In the case of Puerto Vallarta, the growth in international passengers was mainly due to a recovery in traffic on the routes to and from Chicago (O’Hare), Los Angeles, Phoenix, Denver, Minneapolis, Dallas, Houston, San Francisco, Newark, Portland, Kansas City, Salt Lake City and Canada.

The growth in international traffic at Los Cabos was mainly due to a recovery on the routes to and from California, Phoenix, Dallas, Denver, Houston, Atlanta, Minneapolis, Newark, Portland, Detroit and Canada.

At the Guanajuato airport, the increase in international traffic was mainly due to an increase in traffic on routes to and from Houston, Los Angeles, Dallas, Chicago, Atlanta and the greater California area.

Finally, in the case of the Morelia airport, there was a decrease in passengers to and from Chicago and Houston. The decline in international traffic at the Manzanillo airport was due to passenger decreases on routes to and from Los Angeles, Minneapolis, Houston and Canada.

GAP 1Q08	Page 3 of 16

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP 1Q08	Page 4 of 16

Total Terminal Passengers (in thousands):

Consolidated Results for the First Quarter of 2008

Revenues increased Ps. 110.4 million, or 13.1%, from Ps. 840.0 million in the first quarter of 2007 to Ps. 950.4 million in the first quarter of 2008.  This increase between the two periods was mainly due to:

- Aeronautical services revenues increased by Ps. 81.1 million, or 11.8%, in the first quarter of 2008 compared to the first quarter of 2007.  This increase was due primarily to increased revenues from passenger charges, which rose by Ps. 78.7 million (representing 97.0% of the increase in aeronautical services revenues).  The increase in aeronautical services revenues was slightly greater than the increase in passenger traffic for the first quarter of 2008 compared to the first quarter of 2007 as a result of higher total traffic at the Los Cabos and Puerto Vallarta airports (first and third, respectively, in terms of highest maximum tariff per passenger) which grew proportionately more than traffic at the Guadalajara and Tijuana airports (fourth and third, respectively, in terms of lowest maximum tariff per passenger). The remainder of the aeronautical services had moderate increases.

- Non-aeronautical services revenues increased by 19.0%, or Ps. 29.3 million, when compared to the first quarter of 2007.  The primary drivers for this growth were revenues derived from parking facilities, leasing of commercial spaces, the leasing of spaces for food and beverage vendors, duty-free and advertising, which together increased Ps. 28.4 million representing 97.0% of the increase in non-aeronautical services and 25.7% of the total revenue increase. The revenues from parking posted a strong increase of 34.5% as a result of the parking facility at the Tijuana airport which we have operated since January 2008. The remaining increases in non-aeronautical revenues were mainly due to the expansion of operations with service opening at the new satellite building in the Puerto Vallarta airport and at Terminal 2 in the Guadalajara airport.

GAP 1Q08	Page 5 of 16

Total operating costs and expenses increased by Ps. 42.8 million in 1Q08, or 10.0%, with respect to 1Q07.  This increase was primarily due to the following:

>	Cost of services increased Ps. 24.4 million, or 14.3% compared to the first quarter of 2007, due to the following costs:

•                                   Employee costs increased by Ps. 7.7 million, or 10.2%, compared to the first quarter of 2007, driven mainly by an increase in employee wages and salaries of approximately Ps. 2.6 million, as well as an increase in provisions for labor obligations of Ps. 5.1 million, mainly owing to the employee transfer that took place in the first quarter of 2008.

•                                   Maintenance costs increased by Ps. 8.0 million, or 33.9%, due to various infrastructure maintenance projects, as well as improvements in services, primarily attributable to the cost of cleaning services, as well as start-up and maintenance costs relating to the system for “Common Use Terminal Equipment” (CUTE), which optimizes the use of infrastructure to offer better service to passengers.

•                                   The service line-item increased Ps. 2.4 million, or 13.4%, above 1Q07.  The principal expense was the cost of electricity due to the growth in terminal space, as well as the increase in electricity tariffs.

•                                   Other operating costs increased Ps. 4.2 million, or 15.2%. This was mainly due to leasing costs paid to CUTE suppliers, as well as higher legal success fees related to the favorable sentence in the asset tax lawsuit in the minor airports.

>	As a result of increased revenues for the period, government concession taxes increased by 13.2%.

>	Technical assistance fees increased 12.6% in 1Q08 due to the Company’s increased revenues, but were offset by the controlled increase in the operating expenses at the Company’s airports.

The Company’s operating margin increased 140 basis points from 49.2% in 1Q07 to 50.6% in 1Q08, primarily due to the increase in revenues.  Adjusted EBITDA margin (we define Adjusted EBITDA as operating income plus depreciation and amortization, see note 2) decreased 20 basis points, from 71.0% in 1Q07 to 70.8% in 1Q08.

The comprehensive financing income improved 249.6% in 1Q08, from a benefit of Ps. 7.9 million to a benefit of Ps. 27.8 million.  This improvement resulted mainly from the change in inflation accounting in accordance with changes in MFRS B-10. The Company does not recognize an effect on its monetary position in 1Q08, while in 1Q07, the Company had a loss of Ps. 16.4 million.

Net income rose Ps. 148.0 million, or 51.7%, in 1Q08 as compared with 1Q07. Income before taxes increased Ps. 90.0 million, or 21.4%, mainly due to the increase in operating income.

GAP 1Q08	Page 6 of 16

As a consequence, MFRS B-10 affects the deferred tax calculation, since the accounting values of the Company’s fixed and deferred assets no longer recognize the effects of inflation. However, the fiscal values of the same assets continue to recognize inflation, as a result of the application of the MFRS D-4 “Taxes on income” methodology, a positive effect for the Company as deferred asset tax for approximately Ps. 93.7 million, which is recognized in 1Q08 results as a decrease of taxes during the period. However, this immediate benefit will be reversed over time, until it becomes a tax increase, unless economic circumstances change, or in the case that the tax income law is modified, in relation to the recognition of the effects of inflation.

The effective tax rate for the Company was 15.1% for 1Q08, derived from the aforementioned effect of the deferred income tax.  Without this benefit, the effective tax rate would have been 33.4%.

Summary of Consolidated Results for the First Quarter of 2008 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.630 per U.S. dollar (the U.S. Federal Reserve noon buying rate at March 31, 2008).

Other Important Data for the First Quarter of 2008 (in thousands of pesos):

Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 1Q08	Page 7 of 16

Operating Costs / Expenses for the First Quarter of 2008 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the first quarter of 2008 were Ps. 766.6 million, resulting in an average rate per workload unit of Ps. 114.5. Regulated revenues accounted for 80.7% of total revenues for the period.

The SCT annually reviews GAP’s compliance with the maximum rates. The SCT has notified the Company that it complied for the year 2006. Compliance review for 2007 began in March 2008.

Balance Sheet

At the close of the first quarter of 2008, the Company maintained a balance of cash and financial investments of approximately Ps. 2,291.4 million, of which Ps. 589.8 million were derived from the unused balance of a bank loan received by some of the Company’s airports.

At the close of the first quarter of 2008, the Company’s main assets consisted of the value of the concessions valued at Ps. 17,512.1 million, the right to use airport facilities valued at Ps. 2,358.6 million, improvements to concessions, for Ps. Ps. 2,878.5 million and fixed assets of Ps. 313.5 million, representing 61.8%, 8.3%, 10.2% and 1.1%, of total assets, respectively.

GAP 1Q08	Page 8 of 16

The “Deferred income taxes” increased by Ps. 419.1 million for the first quarter of 2008, from a change in MFRS B-10 for the amount of Ps. 93.7 million and the increase in deferred income tax reported in the fourth quarter of 2007 for Ps. 354.9 million, related to the recoverable asset tax by the application of IETU. This benefit did not exist during the first quarter of 2007.

CAPEX

Beginning in the first quarter of 2008, MFRS B-2 “Statement of Cash Flows” went into effect. As a result, the Company must report only investments that have been paid during the period. For the first quarter of 2008, the Company invested a total of Ps. 40.2 million.

These investments allow GAP to maintain its airport facilities in operating condition and comply with its obligations under the Master Development Program.

Recent Events

•	With regards to the Tijuana airport property tax litigation, on March 25, 2008, the Company received an initial ruling declaring the payment requirements null and void.

•

On April 8, 2008, American Airlines (AA) grounded several flights at various airports due to inspections by the FAA. The airports that were slightly affected by this event were Los Cabos, Puerto Vallarta and Guadalajara. Since April 14, 2008, AA’s operations at these airports have returned to normal. At the close of the first quarter of 2008, AA represented approximately 14.7%, 9.1% and 1.0% of total passenger traffic at the Los Cabos, Puerto Vallarta and Guadalajara airports, respectively.

•

On April 11, 2008, Frontier Airlines announced its decision to file for Chapter 11 bankruptcy in the U.S., and stated that it would continue normal operations. To date, Frontier has continued to operate at the various GAP airports under normal schedules. At the close of the first quarter of 2008, Frontier represented approximately 5.0% and 4.5% of total passenger traffic at the Los Cabos and Puerto Vallarta airports, respectively.

Changes in accounting policies

Since January 1, 2008, The following relevant changes to the MFRS were enacted:

MFRS B-2: In accordance with the adoption of MFRS B-2 “Cash Flow Statements,” the Statement of Changes in Financial Position that was presented up until the close of 2007 will no longer be utilized; however, it will continue being presented when stating figures for fiscal year 2007 or prior periods. The Cash Flow Statement is being presented separately for the 1Q08 period and does not compare with the Statement of Changes in Financial Position, neither in structure nor content.

GAP 1Q08	Page 9 of 16

MFRS B-10 “Effects of Inflation” establishes two economic scenarios: a) inflationary environment: inflation accounting will henceforth apply only during periods in which the cumulative inflation rate over the previous three years equals or exceeds 26%, and b) non-inflationary environment: in which the cumulative inflation rate over the previous three years is less than 26%. It establishes that inflationary effects need not be recognized in the financial statements during a non-inflationary environment. As a result, as per the cumulative inflation of the previous years, the Company will not recognize inflation effects beginning in 2008. However, for comparison purposes, the information for previous years must be expressed at the date of the last period that was recognized with inflation, this means as of December 31, 2007. Thus, the first quarter of 2007 is expressed in constant pesos as of December 31, 2007. The inflation rate from April 2007 to December 2007 was 2.71%.

On November 2006, the International Accounting Standards Board (“IASB”) issued their interpretation of the accounting treatment of concessions in financial statements (“IFRIC-12”). This document establishes the rules for the classification and reporting of concession assets, amortization and maintenance. Concessions are not specified in the MFRS, therefore, in the event that their treatment is specified in international standards, these are adopted supplementally in Mexico. IFRIC-12 takes effect for the periods starting as of January 1, 2008.

The Company adopted IFRIC-12 starting in January 2008, which implicated the separation of Improvements to Concession Assets from Fixed Assets, the line item in which it was previously reported. The Company reclassified the investments in infrastructure realized to date and returned to the Mexican government at the conclusion of the concession period. The supplemental adoption of this interpretation had no effect on the Company’s results during first quarter of 2008.

Outlook 2008

Despite the adverse economic conditions at the beginning of 2008, the Company expects that the trend of traffic growth both in domestic and international passenger traffic should continue or increase through year-end 2008.

* * *

GAP 1Q08	Page 10 of 16

Company Description:

Grupo Aeroportuario Del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP 1Q08	Page 11 of 16

Exhibit A: Operating Results by Airport (in thousands of pesos):

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 1Q08	Page 12 of 16

Exhibit B: Consolidated Balance Sheet as of March 31, (in thousands of pesos):

2007	2008	Change	%
Assets				
Current assets				
Cash and temporary investments	1,164,541	2,053,691	889,150	76.4%
Financial investments held for trading purposes - net	237,170	237,710	541	0.2%
Accounts receivable - net	480,604	592,408	111,804	23.3%
Other current assets	266,952	263,192	- 3,761	-1.4%
Total current assets	2,149,267	3,147,001	997,734	46.4%
Fixed assets - net	315,783	313,550	- 2,233	-0.7%
Improvements to concessions - net	2,171,198	2,878,479	707,281	32.6%
Airport concessions - net	17,943,626	17,512,116	- 431,510	-2.4%
Rights to use airport facilities - net	2,458,570	2,358,586	- 99,984	-4.1%
Other acquired rights	878,233	850,904	- 27,328	-3.1%
Deferred income taxes	702,513	1,121,636	419,123	59.7%
Other assets	184,307	57,006	- 127,300	-69.1%
Total assets	**26,803,496**	**28,239,279**	**1,435,782**	**5.4%**
Liabilities and stockholders' equity				
Current liabilities	316,187	619,749	303,562	96.0%
Long-term liabilities	70,629	823,669	753,040	1066.2%
Total liabilities	**386,815**	**1,443,418**	**1,056,602**	**273.2%**
Stockholders' equity				
Common stock	24,344,476	24,344,476	-	0.0%
Legal reserve	179,122	225,082	45,960	25.7%
Consolidated net income	286,319	434,297	147,978	51.7%
Retained earnings	1,606,763	1,792,006	185,243	11.5%
Total Stockholders'	26,416,681	26,795,862	379,181	1.4%
Total liabilities and stockholders' equity	**26,803,496**	**28,239,279**	**1,435,782**	**5.4%**

Note: This financial statement should be read considering the MFRS changes previously explained in “"Recent Events”.

GAP 1Q08	Page 13 of 16

Exhibit C: Consolidated Statement of Changes in Financial Position (in thousands of pesos):

Note: This financial statement should be read considering the MFRS changes previously explained in “"Recent Events”.

GAP 1Q08	Page 14 of 16

Exhibit D: Consolidated Statement of Cash Flows for the periods indicated (in thousands of pesos):

1Q08
Operating Activities	
Income before income tax	511,791
Items that did not require (generate) resources	-1,310
Items related to investing activities	
Depreciation and amortization	191,665
Items related to financing activities	11,725
Resources from earnings before income tax	**713,872**
Resources generated or used in operating activities	
(Increase) Decrease in	
Accounts receivable	-122,098
Recoverable taxes and other accounts receivable	-114,335
Recoverable tax on assets	2,650
Recoverable income tax on dividends	115,499
Increase (Decrease) in	
Concession taxes	-9,623
Accounts payable	-100,882
Tax on assets paid	-140,450
Net resources generated by operating activities	**344,633**
Investing activities	
Fixed assets and improvements to concession assets	-48,364
Other deferred assets	8,168
Net resources generated by investing activities	**-40,196**
Excess cash applied to financing activities	**304,437**
Financing activities	
Bank loans	344,000
Other assets	-21,429
Net resources generated by financing activities	**322,571**
Increase in cash and equivalents during the period	627,008
Balance in cash and equivalents at the beginning of the period	1,426,683
Balance at the end of the period	**2,053,691**

The amount of investments in fixed asset and improvements to concessions during the first quarter of 2008 and that are payable reached Ps. 16,247

Note: This financial statement should be read considering the MFRS changes previously explained in “"Recent Events”.

GAP 1Q08	Page 15 of 16

Exhibit E: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

GAP 1Q08	Page 16 of 16

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario Del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 25, 2008